Exhibit 2.s.4

DEFIANCE INTEGRATED TECHNOLOGIES, INC

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

Defiance, Ohio

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

INDEPENDENT AUDITOR’S REPORT

To the Shareholders

Defiance Integrated Technologies, Inc.

Defiance, Ohio

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Defiance Integrated Technologies, Inc., which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Defiance Integrated Technologies, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Fort Wayne, Indiana

March 25, 2014

2.

CONSOLIDATED FINANCIAL STATEMENTS

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2013 and 2012

	2013	2012
ASSETS
Current assets
Cash in bank	$487,392	$10,317
Accounts receivable, trade net of allowance for doubtful accounts: 2013 - $24,000; 2012 - $56,764	2,900,899	3,111,294
Accounts receivable, other	207,785	192,907
Inventories	2,162,382	2,289,280
Prepaid expenses	56,601	107,395

Total current assets	5,815,059	5,711,193

Property, plant and equipment
Land	300,250	300,250
Construction in process	61,991	6,901
Machinery and equipment	5,983,777	5,746,786

	6,346,018	6,053,937
Less accumulated depreciation	1,969,349	1,389,222

	4,376,669	4,664,715

Goodwill	1,150,266	1,150,266
Customer relationships, net	237,667	259,111
Unpatented technology	5,120,000	5,120,000
Non-compete agreement, net	37,500	40,000

Total assets	$16,737,161	$16,945,285

See accompanying notes to consolidated financial statements.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2013 and 2012

	2013	2012
LIABILITIES
Current liabilities
Bank overdraft	$14,717	$235,347
Accounts payable	1,071,610	1,077,693
Accrued expenses	971,493	276,651
Revolving credit facility	—	1,187,174
Current maturities of long-term debt	520,000	537,266

Total current liabilities	2,577,820	3,314,131

Long-term debt, less current maturities	6,914,623	7,434,623
Deferred tax liability	1,757,000	1,680,528

Total liabilities	11,249,443	12,429,282

SHAREHOLDERS’ EQUITY
Preferred stock (4,750 shares authorized, issued and outstanding with $.01 par value, $325,326 and $307,329 liquidation preference at December 31, 2013 and 2012, respectively)	48	48
Common stock (50,000 shares authorized with $.01 par value, issued and outstanding 20,316 shares at December 31, 2013 and 2012)	203	203
Additional paid in capital	647,508	682,784
Retained earnings	4,839,959	3,832,968

Total shareholders’ equity	5,487,718	4,516,003

Total liabilities and shareholders’ equity	$16,737,161	$16,945,285

See accompanying notes to consolidated financial statements.

3.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Years ended December 31, 2013 and 2012

	2013	2012
Net sales	$24,075,377	$25,381,270
Cost of sales	19,237,081	20,652,220

Gross profit	4,838,296	4,729,050

Selling, general and administrative expenses	2,414,993	2,319,014
Share based compensation	(35,276)	76,700

Income before other expenses	2,458,579	2,333,336

Other expenses
Other expense	204,462	32,094
Interest expense	813,801	912,705

Total other expense	1,018,263	944,799

Income before provision for income taxes	1,440,316	1,388,537

Provision for income taxes	433,325	452,377

Net income	1,006,991	936,160

Retained earnings, beginning of period	3,832,968	2,896,808

Retained earnings, end of period	$4,839,959	$3,832,968

See accompanying notes to consolidated financial statements.

4.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities
Net income	$1,006,991	$936,160
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	625,750	541,653
Loss on asset disposal	15,514	—
Share based compensation	(35,276)	76,700
Deferred taxes	76,472	301,001
Changes in current assets and liabilities
Inventories	126,898	(19,854)
Accounts receivable	195,517	(12,682)
Prepaid expenses	50,794	(59,511)
Accounts payable and accrued expenses	688,759	(1,170,384)

Net cash provided by operating activities	2,751,419	593,083

Cash flows from investing activities
Capital expenditures	(339,693)	(901,217)
Proceeds from asset disposal	10,419	—

Net cash used for inventing activities	(329,274)	(901,217)

Cash flows from financing activities
Checks written in excess of bank balance	(220,630)	(22,604)
Payments on revolving credit facility	(6,915,173)	(12,653,892)
Borrowings on revolving credit facility	5,727,999	13,410,547
Payments on long-term debt	(217,266)	(1,128,200)
Borrowings on long-term debt	—	1,017,266
Payments on subordinated debt	(320,000)	(320,000)

Net cash provided by (used for) financing activities	(1,945,070)	303,117

Net change in cash	477,075	(5,017)

Cash, beginning of period	10,317	15,334

Cash, end of period	$487,392	$10,317

Supplemental disclosures of cash flow information:
Cash paid for interest	$818,113	$921,208
Cash paid for income taxes	$36,966	$813,821

See accompanying notes to consolidated financial statements.

5.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Defiance Integrated Technologies, Inc. (the “Company”) and its wholly-owned subsidiaries Defiance Stamping Company and Pro Shear Corporation. All intercompany accounts and transactions have been eliminated.

General: The Defiance Stamping Company manufactures stamped metal products at its Defiance, Ohio facility for customers located primarily in the Midwest. Pro Shear Corporation at its Fort Wayne, Indiana facility manufactures and assembles components used in cars and trucks for customers in the Midwest and external medical devices primarily used in the orthopedic industry throughout the United States.

Revenue Recognition: Revenue is recognized upon shipment of product. Surcharges assessed on raw material price increases are recorded when earned.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are considered to be share based compensation, reserves related to uncollectible accounts receivable, inventory and carrying values of goodwill and other intangible assets.

Accounts Receivable, trade: The Company sells to customers using credit terms customary in its industry. Sales to customers are recorded upon shipment of goods. Interest is not normally charged on outstanding receivables. Based principally on historical losses, aging from invoice dates, and prevailing economic conditions, the Company reduces recorded receivables to their estimated net realizable value by a valuation allowance.

Inventories: Inventories are stated at the lower of cost, first-in, first-out (FIFO) method or market.

Property, Plant and Equipment: Depreciation is provided using the straight-line method over the estimated useful lives of the respective acquired assets. Costs and related accumulated depreciation are removed from the accounts for assets retired from service and a gain or loss on disposition is recorded in income when realized. Depreciation expense for 2013 and 2012 was $601,806 and $520,209, respectively.

The Company annually, or as required, evaluates the recoverability of its long-lived assets, primarily property, plant and equipment. The Company evaluates recoverability when events and circumstances indicate that the net carrying value of its long-lived assets may not be recoverable. There were no such impairments in 2013 and 2012.

Goodwill: Goodwill is recorded at cost and is assessed at least annually for impairment with any such impairment recognized in the current results of operations. The Company reviewed the carrying value of goodwill during fiscal 2013 and 2012 and determined no impairment exists.

(Continued)

6.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Intangible Assets: The Company assessed the value of intangible assets at the time the Company was organized. Intangible assets having a finite life are amortized by the straight-line method over the estimated benefit period (customer relationships – 180 months). To be in conformity with Generally Accepted Accounting Principles (GAAP), non-amortizable intangible assets are required to be assessed at least annually for impairment. The Company adopted Accounting Standards Update 2012-02. Intangibles – Goodwill and Other, Testing Indefinite-Lived Intangible Assets for impairment, during 2012 which allows for a qualitative assessment of impairment on indefinite-lived intangible assets. If, after this qualitative assessment, we determine that it is not more likely than not that an indefinite lived intangible asset has been impaired, then no further quantitative testing is necessary.

	2013		2012
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Un-amortized intangibles
Unpatented technology	$5,120,000	N/A	$5,120,000	N/A

Amortized intangibles
Non-compete agreement	$40,000	$(2,500)	$40,000	$—
Customer relationships	321,656	$(83,989)	321,656	$(62,545)

	$5,481,656	$(86,489)	$5,481,656	$(62,545)

Net intangible assets		$5,395,167		$5,419,111

Other intangible assets include the unpatented technology production process of heavy duty truck axle nuts and washers, customer relationships, and a non-compete agreement. The unpatented technology production process has an indefinite life and is evaluated each year for impairment. The customer relationship intangible asset was acquired in 2010 as part of the purchase of Specialty Engine of America, Inc. Estimated amortization expense for the customer relationships intangible will approximate $21,400 each of the next five years. The non-compete asset includes agreements with 2 key employees acquired as part of the purchase of JBM Tool & Die. Each agreement is amortized using the straight-line method over the 2 year benefit period when triggered by the respective employees no longer being employed by the Company. One of the employees departed the company in 2013, therefore amortization expense for the non-compete agreement was $2,500 in 2013 and $0 in 2012.

Income Tax and Uncertain Tax Positions: The Company operates as a C Corporation for income tax purposes. Accordingly, deferred income tax assets and liabilities are computed based upon differences between the financial statements and tax basis of assets and liabilities that result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

The Company follows guidance issued by the Finanical Accounting Standards Board (FASB) with respect to accounting for uncertainty in income taxes. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Management is not aware of any uncertain tax positions.

(Continued)

7.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is subject to U.S. federal income tax, as well as various state income taxes. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not have any amounts accrued for interest and penalties at December 31, 2013 and 2012.

Capital Structure: The Company’s equity structure consists of 50,000 duly authorized shares of common stock, $.01 par value per share, with 20,316 issued and outstanding and 4,750 duly authorized and issued shares of Preferred A Stock, $.01 par value per share at December 31, 2013 and 2012, respectively. The Preferred A Stock is convertible into common stock based on certain conditional provisions set forth in the amended articles of incorporation of the Company.

The holders of shares of Preferred A Stock shall be entitled to be paid in preference to the holders of any and all other classes of capital stock of the Company, out of funds legally available therefore, when and as declared by the board of directors. Dividends are cumulative at a rate of 6% per annum, compounded quarterly. The liquidation preference at December 31, 2013 and 2012 was $325,326 and $307,329, respectively (includes $75,326 and $57,329, respectively, of dividends in arrears).

In the event of any liquidation or dissolution of the Company, the holders of Preferred A Stock will receive amounts in accordance with the provisions set forth in the amended articles of incorporation of the Company, before any distributions are made to holders of any other then-outstanding series of common stock. Any remaining net assets will be distributed to holders of common stock.

Stock Based Compensation: The Company recognizes compensation expense in the consolidated financial statements for awards of equity instruments to employees based on the grant-date fair value of those awards, estimated in accordance with provisions of Accounting Standards Codification (ASC) 718. In 2013, an employee did not exercise their awarded stock options in accordance with the agreement following termination of employment. This resulted in a reversal of the unvested portion of compensation expense. Stock based compensation expense (income) for 2013 and 2012 approximated ($35,276) and $76,700, respectively, and is recorded in share based compensation on the consolidated income statement and recorded as additional paid-in capital on the consolidated balance sheets.

Subsequent Events: Management has performed an analysis of the activities and transactions subsequent to December 31, 2013 to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year ended December 31, 2013. Management has performed their analysis through March 25, 2014, the date the financial statements were available to be issued.

NOTE 2 – INVENTORIES

Inventories consisted of the following at December 31, 2013 and 2012:

	2013	2012
Raw materials	$916,152	$1,074,227
Work in process	705,819	680,534
Finished goods	540,411	534,519

	$2,162,382	$2,289,280

(Continued)

8.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 3 – LEASE COMMITMENTS

The Company leases manufacturing and office facilities, and certain pieces of equipment under several operating leases. Rent expense for the year ending December 31, 2013 and 2012 approximated $502,000 and $388,600, respectively. Total minimum rentals under non-cancellable operating leases as of December 31, 2013 over future fiscal years are approximately:

2014	$381,900
2015	290,100
2016	248,700
2017	238,300
2018	26,300

$1,185,300

NOTE 4 – BANK LINE OF CREDIT

The Company had a financing agreement in place which provided for a revolving line of credit up to $2,750,000. The borrowings were subject to interest at either the one-month LIBOR rate or a prime based rate, as selected by the Company from time to time subject to the terms and conditions of the agreement. This line was collateralized by all the assets of the Company. This credit facility was set to expire in June 2012.

During February 2012, the Company entered into a new credit agreement with a different commercial lender. The credit agreement provides for a revolving line of credit of up to $3,000,000 and term notes (Note 5). The Company used the proceeds to pay off the outstanding balances on their existing commercial revolving line of credit and bank notes which were due in September 2013 and March 2016.

The new revolving line of credit is subject to a borrowing base calculation and bears interest at the 30 day LIBOR rate plus 2.50% (effective rate of 2.66% and 2.72% at December 31, 2013 and 2012, respectively) and is due in June 2014. The Company had outstanding borrowings of $0 and $1,187,174 at December 31, 2013 and 2012, respectively. This agreement is collateralized by all the assets of the Company.

In accordance with the terms of the line of credit agreements, the Company must, among other things, maintain certain levels of EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), Debt to New Worth, Leverage, Debt Service and Debt to EBITDA ratio performance. The Company was in compliance with its covenants at December 31, 2013 and 2012.

(Continued)

9.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 5 - LONG-TERM DEBT

Long-term debt at December 31, 2013 and 2012 consists of the following:

	2013	2012

Note payable to the Company’s majority equity holder, due in quarterly principal installments of $80,000 commencing on October 1, 2010. Interest is computed at the higher of one-month LIBOR plus 8% or at 11% (11% effective rate at December 31, 2013 and 2012). All remaining outstanding principal under this note is due on April 15, 2016. The total note is in the amount of $8,500,000. The Company may borrow up to the full amount of the note at the sole discretion of the lender. The note payable is secured by all assets of the Company. The lender is subordinated to the collateral position of the bank with the term loan below and Revolving Credit Facility.

	$6,784,623	$7,104,623

Note payable, due in monthly principal installments of $16,667 commencing on April 15, 2012. Interest is computed at 30 day LIBOR rate plus 2.50% for an effective rate of 2.66% and 2.72% at December 31, 2013 and 2012, respectively. All remaining principal under this note is due March 15, 2017. The total note is in the amount of $1,000,000. The note payable is secured by all assets of the Company.	650,000	850,000

Capital lease for a thread verification machine, payable to New Vista Corporation in monthly installments of $1,509, including interest computed at a 5% rate. Lease commences in December 2012 and ends in December 2013.	—	17,266

	7,434,623	7,971,889
Less, current maturities	(520,000)	(537,266)

	$6,914,623	$7,434,623

The aggregate maturities of long-term debt as of December 31, 2013 are:

2014	$520,000
2015	520,000
2016	6,344,623
2017	50,000

$7,434,623

(Continued)

10.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company maintains 401(k) plans covering all full-time employees. The Company matches employee’s contributions up to the first 4% contributed by the employee. The Company may also make a discretionary bonus contribution to the plan. During 2013 and 2012, the Company did not make a bonus contribution.

For the years ended December 31, 2013 and 2012, total contribution for the plans approximated $141,600 and $128,900.

NOTE 7 – SIGNIFICANT CUSTOMERS

For the years ended December 31, 2013 and 2012 two and three customers exceeded 10% of sales and accounts receivable, respectively.

	2013	% of total	2012	% of total
Sales	$7,623,039	31.66%	$10,924,411	43.04%
Accounts Receivable	$1,095,524	37.76%	$1,679,446	53.98%

NOTE 8 - INCOME TAXES

Income tax provision consists of the following:

	2013	2012
Federal
Current	$338,853	$143,004
Deferred	76,472	301,001
State
Current	18,000	8,372

Provision for income taxes	$433,325	$452,377

(Continued)

11.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 8 – INCOME TAXES (Continued)

The difference between the effective tax rate and the federal statutory tax rate of 34% is primarily due to prior year true up of deferred tax liability of approximately $90,000, stock options tax of approximately $27,000 and state and local income taxes.

	2013	2012
Non current deferred tax assets	$341,395	$261,853
Non current deferred tax liabilities	(2,098,395)	(1,942,381)

Net deferred balance	$(1,757,000)	$(1,680,528)

The principal sources of deferred tax liabilities are attributable to differences between income tax and financial reporting methods used in recording depreciation, amortization and certain accrued liabilities. The deferred tax assets are primarily attributable to transaction costs being amortized for tax purposes and various inventory and accounts receivable reserves.

In addition, in 2010 the Company realized a gain on debt restructuring. The Company elected for income tax purposes to defer reporting this gain until later years and then ratably over a five year period. The tax on this gain has been recognized as a deferred tax liability.

NOTE 9 - STOCK OPTIONS

In July 2009, the Company adopted the 2009 Stock Incentive Plan. The Plan permits the grant of 4,967 various stock awards to purchase shares of common stock of the Company to approved key employees.

During 2011 (“date of grant”), 892 stock options (“options”) were granted to a key employee. The options vested over 3 years in equal yearly installments on the anniversary date of the date of grant until the employee terminated employment on January 21, 2013. The employee did not exercise the options within 60 days of cessation of employment, therefore in accordance with the agreement the options expired in 2013.

On August 19, 2013, a total of 524 stock options were granted to two employees. The options become exercisable in equal yearly installments on the anniversary date of each of the three years following the date of grant. The options expire in ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using a Black Scholes option valuation model that uses the assumptions noted in the table below. Expected volatilities are based on comparisons with similar companies. The expected term of the options are based on the exercisable period. The Company uses historical data to estimate employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The remaining weighted average life on the stock options approximates 9.50 years.

(Continued)

12.

NOTE 9 - STOCK OPTIONS (Continued)

2013
Assumptions used for issuance of stock options:
Expected volatility	39%
Expected dividends	0%
Expected term	10 years
Risk-free rate	2.74%

A summary of option activity under the Plan as of December 31, 2013 and 2012:

	2013		2012
Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding, beginning of year	892	$324.18	892	$324.18
Granted	524	195.78	—	—
Excerised	—	—	—	—
Forfeited or expired	(892)	(324.18)	—	—

Outstanding, end of year	524	$195.78	892	$324.18

A summary of the status of the Company’s options as of December 31, 2013 and 2012, and changes during the years ended are presented below:

	2013		2012
Options	Shares	Weighted- Average Grant-Date Fair Value	Shares	Weighted- Average Grant-Date Fair Value
Nonvested, beginning of year	595	$257.64	892	$257.64
Granted	524	104.06	—	—
Vested	—	—	297	257.64
Expired	(595)	(257.64)	—	—

Nonvested, end of year	524	$104.06	595	$257.64

As of December 31, 2013 and 2012, there was approximately $46,500 and $110,600, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This expense will be recognized over the next three years. In accordance with ASC 718, due to the fact that the options vest with time, the Company has recognized approximately ($35,276) and $76,700 of compensation expense (income) as of December 31, 2013 and 2012, respectively, related to options that the employee has earned.

13.